



05036769

AM 3·3·2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECD S.E.C.

FEB 2 3 2005

1086

SEC FILE NUMBER
8-42126

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petrie Parkman & Co., Inc.      RECD S.E.C.      OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)      FIRM I.D. NO.

475 17th Street, Suite 1100

FEB 23 2005

(No. and Street)      1086

Denver                    Colorado                    80202
(City)                    (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas A. Petrie                                        (303) 292-3877
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1670 Broadway, Suite 1000          Denver          Colorado      80202
(Address)                    (City)                    (State)          (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON
FINANCIAL

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __Thomas A. Petrie_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Petrie Parkman & Co., Inc._____ , as of __December 31_____, 20_04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

State of Colorado
County of Denver

_____
Signature
Thomas A. Petrie
__Chairman & CEO_____
Title

Notary Public My commission expires 11/13/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Petrie Parkman & Co., Inc.

Consolidated Statement of Financial Condition
December 31, 2004

# Petrie Parkman & Co., Inc.
## Index
### December 31, 2004



**PricewaterhouseCoopers LLP**
1670 Broadway, Suite 1000
Denver CO 80202
Telephone (720) 931 7000
Facsimile (720) 931 7100

## Report of Independent Auditors

To the Board of Directors and Stockholders
of Petrie Parkman & Co., Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Petrie Parkman & Co., Inc. and its subsidiaries ("the Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

PricewaterhouseCoopers LLP
Denver, Colorado
February 16, 2005

# Petrie Parkman & Co., Inc.
## Consolidated Statement of Financial Condition
### December 31, 2004

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 3,118,368 |
| Restricted cash | 250,000 |
| Securities at market value | 3,596,570 |
| Accounts receivable, net of allowance for losses of $1,000,000 | 9,503,295 |
| Furniture and equipment, at cost, net of accumulated depreciation and amortization of $717,519 | 1,639,638 |
| Other assets | 241,361 |
| Total assets | $ 18,349,232 |

**Liabilities and Stockholders' Equity**

Liabilities

| | |
|---|---:|
| Accounts payable | $ 286,336 |
| Bonuses payable | 8,080,000 |
| Other accrued liabilities | 27,018 |
| Total liabilities | 8,393,354 |

Commitments (Note 7)

Stockholders' equity

| | |
|---|---:|
| Common stock, par value $1 per share, 12,355 shares authorized; 12,355 shares issued and outstanding | 12,355 |
| Additional paid-in capital | 692,395 |
| Retained earnings | 9,251,128 |
| Total stockholders' equity | 9,955,878 |
| Total liabilities and stockholders' equity | $ 18,349,232 |

The accompanying notes are an integral part of this consolidated financial statement.

1. **Organization and Summary of Significant Accounting Policies**

   **Organization**
   Petrie Parkman & Co., Inc. was incorporated pursuant to the Delaware general corporation law on February 20, 1989. Petrie Parkman & Co., Inc. and its subsidiaries, Denver Energy Advisors, LLC and PPC, LLC (the "Company") currently have offices in Denver, Houston and London. The Company's revenues are derived primarily from underwriting, investment banking and institutional research service activities related to the oil and gas industry. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). In consolidation, all significant intercompany balances and transactions are eliminated.

   During 2004 the Company changed clearing agents ("Clearing Broker/Dealer") from Banc of America Securities LLC to Pershing, LLC. The Company clears all transactions on behalf of customers on a fully disclosed basis with the Clearing Broker/Dealer. All customers are required to transmit funds and securities directly to the Clearing Broker/Dealer. The Clearing Broker/Dealer carries all customer accounts and maintains and preserves all related books and records as are customarily kept by a Clearing Broker/Dealer.

   The following is a summary of significant accounting policies consistently followed by the Company.

   **Receivables**
   Accounts receivable represent the value of unsettled securities transactions, account balances arising from participation in underwritings and balances arising from services provided to investment banking customers in accordance with the terms of the respective contract.

   **Securities Transactions**
   Investment securities are carried at market value. The Company determines market value by reference to published sources. Purchases and sales with normal settlement periods are recorded based upon trade date.

   **Estimates**
   The preparation of accrual basis financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates.

   **Financial Instruments**
   The Company transacts trades of securities and may utilize derivative financial instruments as hedges of underlying exposures associated with specific security transactions. Both the derivative financial instruments and the securities would be recorded at market value on the consolidated statement of financial condition; however at December 31, 2004, the Company did not hold any derivative financial instruments.

3

2.  **Cash, Cash Equivalents and Restricted Cash**

The Company considers cash and cash equivalents as cash on hand, on deposit and all highly liquid investments purchased with a maturity of three months or less.

The Company invests its excess cash in interest-bearing securities and accounts. At December 31, 2004, cash and cash equivalents and restricted cash consisted of the following:

| | |
|---|---:|
| Cash and operating accounts with Clearing Broker/Dealer | $ 2,820,869 |
| Treasury bill money market mutual fund | 180,547 |
| Other miscellaneous operating accounts | 116,952 |
| Total cash and cash equivalents | $ 3,118,368 |
| Restricted cash (a) | $ 250,000 |

(a) In compliance with an agreement with its Clearing Broker/Dealer, the Company is required to maintain $250,000 of cash in its collateral account.

3.  **Furniture and Equipment**

Furniture and equipment is recorded at historical cost and depreciation is provided on furniture and equipment using the straight-line method over their estimated useful lives, which is five years. In 2004, a fractional interest in an airplane was exchanged for the same fractional interest in a new airplane. The net gain on the previous airplane was recorded at the trade-in value less net book value and included in operations. The fractional interest in the new airplane is recorded at historical cost and depreciation is provided using the straight-line method over twenty years. Additional depreciation on the airplane interest was recognized in 2004 to reflect current market value. Leasehold improvements are amortized using the straight-line method over the term of the applicable leases. Gains and losses on dispositions are recorded at gross proceeds less net book value and are included in operations. The Company wrote-off fully depreciated furniture and equipment and fully amortized leasehold improvements in the amount of $188,538 during 2004. The major classes of furniture and equipment at December 31, 2004 are as follows:

| | |
|---|---:|
| Furniture, fixtures and equipment | $ 851,513 |
| Fractional interest in airplane | 1,281,000 |
| Leasehold improvements | 224,644 |
| | 2,357,157 |
| Less: Accumulated depreciation and amortization | 717,519 |
| Net furniture and equipment | $ 1,639,638 |

4.  **Concentration of Credit Risk**

At December 31, 2004, a significant portion of the Company's cash and cash equivalents was deposited with two financial institutions in New York, New York and Denver, Colorado.

The Company's revenues are primarily derived from business activities concentrated in the oil and gas industry. As such, if the oil and gas industry were to be affected by adverse economic conditions, the Company's revenue mix and profitability could be impacted.

A portion of the Company's accounts receivable is from full bracket investment firms relating to underwritings of energy related companies. Other accounts receivable balances are primarily due from entities in the energy industry. Collateral is not required and the Company has experienced minimal losses to date.

At December 31, 2004, the Company had account balances with thee full bracket investment firms and one investment banking client that represented approximately 94% of the total accounts receivable balance. Subsequent to year end, $479,122 (5.4%) of these balances have been collected.

5. **Income Taxes**

The Company has been approved by the Internal Revenue Service as a Subchapter S Corporation and as such, all taxable income is allocated to the individual stockholders and no income tax is provided for at the corporate level.

6. **Investments and Securities**

At December 31, 2004, the Company held common stock of two American Stock Exchange listed companies. The market value of the underlying stocks exceeded their cost by $3,595,943 at December 31, 2004.

7. **Commitments**

The Company leases office space under noncancelable operating leases. The lease on the Denver office space was renewed effective May 1, 2004 and terminates on June 30, 2011. The Company may terminate the lease on June 30, 2008 or June 30, 2009 with termination payments equal to 25% of the remaining lease term. The lease on the Houston office space was renewed effective October 1, 2004 and terminates on September 30, 2011. The lease on the Houston office may be terminated on July 31, 2005. Minimum rental payments under these leases are as follows for the years ending December 31:

| | | |
|---|---|---|
| 2005 | $ | 464,231 |
| 2006 | | 468,008 |
| 2007 | | 474,187 |
| 2008 | | 488,905 |
| 2009 | | 517,953 |
| 2010 | | 524,819 |
| 2011 | | 329,584 |
| Total | $ | 3,267,687 |

At December 31, 2004, the Company accrued bonuses payable in the amount of $8,080,000 which are attributable to a 2003 account receivable from an investment banking client and receivables attributable to syndicate revenues from underwritings in the latter part of 2004. The accrued bonuses, which are discretionary, will not be paid until the receivables are collected.

8.    **Benefit Plan**

The Company sponsors a 401(k) Profit Sharing Plan (the "Plan") for its employees. All full-time employees with more than 1,000 hours of service annually are eligible to participate in the Plan following a one-year waiting period. Under the terms of the Plan, employees may make tax deferred salary contributions. The Company is required to contribute 3% of the salary of non-highly compensated employees, as defined in the Plan. All contributions are fully vested when made. At its sole discretion, the Company may make contributions in excess of required amounts. Cash contributions made by the Company in 2004 were approximately $1,102,000.

9.    **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is the greater of $100,000 or 6-2/3% of aggregate indebtedness. At December 31, 2004, the Company had net capital of $5,705,471, which was greater than its required net capital of $559,556. The Company's ratio of aggregate indebtedness to net capital was 1.47 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k (2)(ii) of the Rule.

# Petrie Parkman & Co., Inc.

Report on Internal Control
Required by SEC Rule 17a-5
for the year ended December 31, 2004



**PricewaterhouseCoopers LLP**
1670 Broadway, Suite 1000
Denver CO 80202
Telephone (720) 931 7000
Facsimile (720) 931 7100

To the Board of Directors and Stockholders
of Petrie Parkman & Co., Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Petrie Parkman & Co., Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

# PRICEWATERHOUSECOOPERS 🄿🅦

To the Board of Directors and Stockholders
of Petrie Parkman & Co., Inc.
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*PricewaterhouseCoopers LLP*

PricewaterhouseCoopers LLP
Denver, Colorado
February 16, 2005